SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE

For September 9, 2002

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on September 9, 2002

ING

PRESS RELEASE

Amsterdam, 9 September 2002

ING closes purchase of additional stake in Indian Vysya Bank to 44%

ING has finalised the purchase of an additional 24% stake in Vysya Bank Ltd. in India. The value of the transaction is approximately EUR 73 million.

ING announced on 20 June 2002 its proposal to increase its interest in Vysya Bank to a total of 44%. This transaction marks the largest foreign direct investment by an international financial institution into an Indian bank under the newly increased 49% cap on foreign direct investment in Indian banks.

The acquisition of a larger stake in Vysya Bank demonstrates ING's intention to develop a robust bancassurance strategy in India. ING and Vysya Bank will be able to offer customers an expanded range of banking, insurance and asset management products and services.

ING has received regulatory approval for its acquisition of additional shares in Vysya Bank from the Reserve Bank of India and the Foreign Investment Promotion Board.

Press enquiries:

ING Group, Amsterdam, Michiel Gosens, +31 20 541 65 26
ING Asia/Pacific, Hong Kong, Sheel Kohli, + 852 91 00 85 76

Note to editors:
About ING in India: In India ING is active in banking, insurance and asset management. The wholesale banking arm under ING Bank N.V. offers lending and structured finance products, M&A advisory and capital market origination products to corporate and institutional clients. ING is active in insurance through its joint venture with Vysya Bank called ING Vysya Life. ING's asset management activities in India include private banking, mutual funds sold through ING Savings Trust and the venture capital activities of Baring Private Equity Partners.

About Vysya Bank: Vysya Bank has a history of operating from Bangalore for over 70 years. It has 1.5 million customers and 480 branches in India. Vysya Bank, with its strong brand name recognition has pioneered a stream of customer-focused products and services. The bank was among the first private sector banks to receive approval from the Indian authorities to participate in an insurance joint venture. ING Vysya Life, the life insurance joint venture with ING, was established in August 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ______________________________
D.C. van Wassenaer
General Counsel Corporate and Legal and Compliance Department

Dated: September 9, 2002